



martin currie

MONTHLY INSIGHT

At July 31, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$25.44
Market price	US$27.75
Premium/(discount)	9.08%
Fund size	US$257.9m

Source: State Street Corporation

At July 31, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	-0.2	4.2
Year to date	5.0	7.7
One year	16.4	29.2
Three years %pa	24.3	17.5

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

The Hong Kong indices rose again, boosted by a strong performance from oil companies and telecom stocks. Just three companies - PetroChina, China Mobile and CNOOC - explain 105% of MSCI China's 8.9% gain ytd. The smaller cap, management-owned companies, which the Fund continues to prefer, have been becalmed, despite good business fundamentals and low valuations. The managers feel unqualified to bet on the direction of the oil price, especially when all the major oil companies in China are state-owned and liable to act in national, rather than shareholder, interests. We therefore have no direct exposure to the sector.

The biggest news of the month was the People's Bank of China's announcement on July 21st that the Renminbi (Rmb) exchange rate was to move from being pegged to the US dollar to being linked to a basket of currencies. The Rmb exchange rate against the US dollar was adjusted from 8.28 to 8.11, a 2.1% revaluation. This was a small revaluation, which in itself will have a very limited effect on any Chinese company. Theoretically it is slightly bad news for exporters and commodity producers and good news for importers and those companies geared in US dollar. In our portfolio, the breakdown between domestic companies and exporters is roughly 70:30. Our portfolio companies are therefore, to a limited extent, net beneficiaries of this revaluation.

Note, though, that this is not a simple re-pegging: it is a move to a link to a basket of currencies (make-up unspecified). If the US dollar were to resume its rise against the euro and yen, therefore, based upon growing interest rate differentials, the Rmb might be expected to depreciate against the US dollar. The political effects of the revaluation are, perhaps, more important than the economic. Ahead of Hu Jin-tao's state visit to the US in September, this move provides the proponents of free trade with some ammunition to use against growing US protectionist sentiment, showing that China is making gradual progress towards a more flexible currency regime.

We would like to thank investors in the Fund for their support of the rights offering completed on July 29th. 4,250,000 shares were issued at a price of US$26.27, which represented a premium to the net asset value of the Fund on the day of issue. The Fund received over US$110 million in additional investment opportunities. The main purpose of the rights offering was to increase the assets of the Fund available for investment opportunities, including, in particular, opportunities to invest in the A Share market in China. This market, in which foreign investors so far represent less than 1% of total market capitalization, started to rally from an eight-year low at the month end, following the Rmb revaluation. The radical share reform program now underway in the domestic market is making good progress. Our first A-share investment, the utility company Shenergy, is offering a compensation package of a number of bonus shares for every 10 held; we expect to receive these shares at the end of August.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund was 97.4% invested, ahead of the receipt of the proceeds from the rights offering, forecast for August 4th. Of the 59 stocks held in the portfolio, three are unlisted. There was little change to the portfolio in July. We added to our positions in the cheap, large coal producer, Shenhua Energy, and China's leading IC fab, SMIC. We sold positions in Weichai, on signs of a slow down in heavy truck demand, and Guangshen Rail, where funding from an A-share has been delayed indefinitely.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The limited revaluation of the Rmb announced on July 21st will have a negligible immediate effect on the Fund's private equity portfolio. We believe it to be a positive indication of the strength of the Chinese economy.

The main immediate influence on the private equity market has been a number of substantial regulatory changes announced in the first half of the year. Over time these will lead to a more transparent and attractive market which will benefit the Fund. In the short term, though, they are leading to some delays in getting the formal regulatory approvals needed to close deals.

teco Optronics has seen a significant diminution in profitability due to difficult trading conditions in the Organic light emitting diode (OLED) market. New capacity has come to the market ahead of demand, leading to severe margin erosion. teco is considering a number of restructuring options. Consequently the book value of the Fund's investment has been written down to US$150,000 from c. US$587,000 on July 8th.

FUND DETAILS

Market cap	US$279.8m
Shares outstanding	10,138,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	56.6%
■ Taiwan	25.0%
■ Singapore	1.1%
■ B shares	1.9%
■ New York	2.9%
■ 'A' share access product	2.9%
■ Direct	7.0%
■ Other assets & liabilities	2.6%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Industrials	19.1%	11.3%
Information technology	18.8%	26.8%
Consumer discretionary	14.1%	6.6%
Utilities	11.2%	5.4%
Consumer staples	7.4%	0.9%
Materials	7.1%	6.4%
Telecommunications	6.2%	7.5%
Financials	4.7%	29.1%
Healthcare	3.4%	-
Energy	2.5%	6.0%
A' share access product	2.9%	-
Other assets & liabilities	2.6%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	-0.2	-2.3
Year to date	5.0	-15.2
Three years %pa	24.3	38.4

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (7.0%)

CDW Holdings Ltd	Information technology	4.5%
Captive Finance	Financials	1.2%
Global e Business	Information technology	1.2%
teco Optronics	Information technology	0.1%

15 LARGEST LISTED INVESTMENTS (44.6%)

Chaoda Modern Agriculture	Consumer staples	5.2%
Xinao Gas	Utilities	4.3%
Anhui Expressway	Utilities	3.8%
Shenzhen Expressway	Utilities	3.2%
Taiwan Green Point	Information technology	3.1%
Merry Electronics	Consumer discretionary	3.0%
Synnex Technologies	Consumer discretionary	2.9%
Tripod Technology	Information technology	2.6%
BYD	Industrials	2.6%
Solomon Systech	Information technology	2.6%
TPV Technology	Industrials	2.6%
China Netcom	Telecommunications	2.5%
Comba Telecom Systems	Telecommunications	2.2%
Weichai Power	Consumer discretionary	2.0%
Zijin Mining	Materials	2.0%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE)   (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	-0.2	-0.4	5.0	16.4	24.3	16.1	8.1
MSCI Golden Dragon	4.2	9.8	7.7	29.2	17.5	-0.3	n/a
Hang Seng Chinese Enterprise	8.3	13.3	11.0	21.8	37.2	19.0	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of July 31, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of July 31, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.57
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**56.6%**
Chaoda Modern Agriculture	682 HK	HK$3.1	34,089,900	13,372,629	5.2%
Xinao Gas	2688 HK	HK$6.2	13,976,000	11,054,758	4.3%
Anhui Expressway	995 HK	HK$5.4	13,938,000	9,680,225	3.8%
Shenzhen Expressway	548 HK	HK$3.0	21,494,000	8,293,345	3.2%
BYD	1211 HK	HK$16.0	3,225,000	6,657,267	2.6%
Solomon Systech	2878 HK	HK$2.5	20,698,000	6,588,625	2.6%
TPV Technology	903 HK	HK$5.1	9,968,000	6,538,369	2.6%
China Netcom	906 HK	HK$11.9	4,253,000	6,481,939	2.5%
Comba Telecom Systems	2342 HK	HK$2.8	16,118,000	5,700,791	2.2%
Weichai Power	2338 HK	HK$18.8	2,192,000	5,286,072	2.0%
Zijin Mining	2899 HK	HK$1.7	24,800,000	5,262,921	2.0%
Golden Meditech	8180 HK	HK$1.3	27,900,000	4,844,279	1.9%
Li Ning	2331 HK	HK3.3	11,400,000	4,838,492	1.9%
China Shenhua Energy	1088 HK	HK$8.3	4,536,500	4,813,556	1.9%
Semiconductor Manufacturing	981 HK	HK$1.7	22,035,000	4,676,148	1.8%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,470,936	1.7%
Sinotrans	598 HK	HK$2.4	12,835,000	3,961,853	1.5%
China Oilfield Services	2883 HK	HK$3.0	9,546,000	3,621,885	1.4%
Fountain Set	420 HK	HK$3.9	6,714,000	3,324,553	1.3%
China Travel	308 HK	HK$2.4	10,000,000	3,118,911	1.2%
TCL Multimedia Technology	1070 HK	HK$1.4	15,988,000	2,961,064	1.1%
Asia Aluminium	930 HK	HK$0.9	23,250,000	2,631,460	1.0%
FU JI Food & Catering	1175 HK	HK$7.0	2,844,000	2,542,176	1.0%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,445,278	0.9%
Ocean Grand Chemicals	2882 HK	HK$1.1	17,379,000	2,414,014	0.9%
Beiren Printing Machinery	187 HK	HK$2.2	7,000,000	1,958,161	0.8%
China Rare Earth	769 HK	HK$0.9	15,254,000	1,765,702	0.7%
Yanzhou Coal Mining	1171 HK	HK$6.4	1,887,600	1,529,473	0.6%
China Shineway Pharmaceutical	2877 HK	HK$2.6	4,435,000	1,483,058	0.6%
Asia Zirconium	395 HK	HK$0.9	13,196,000	1,425,650	0.6%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.2	37,500,000	1,012,842	0.4%
Sino Golf	361 HK	HK$0.7	10,303,000	967,337	0.3%
Arcontech	8097 HK	HK$0.1	18,386,000	236,472	0.1%
Taiwan					**25.0%**
Taiwan Green Point	3007 TT	NT$120.0	2,155,749	8,117,034	3.1%
Merry Electronics	2439 TT	NT$81.3	3,012,016	7,683,618	3.0%
Synnex Technologies	2347 TT	NT$46.1	5,165,604	7,463,949	2.9%
Tripod Technology	3044 TT	NT$64.2	3,334,095	6,716,313	2.6%
Wintek	2384 TT	NT$53.0	2,908,209	4,836,369	1.9%
Cathay Financial	2882 TT	NT$63.7	2,331,000	4,659,074	1.8%
Fubon Financial	2881 TT	NT$31.2	4,453,952	4,360,317	1.7%
Cheng Shin Rubber	2105 TT	NT$35.6	3,805,974	4,245,447	1.6%
Data Systems Consulting	2447 TT	NT$28.6	4,237,987	3,803,151	1.5%
Radiant Opto-Electronics	6176 TT	NT$104.0	1,021,000	3,331,786	1.3%
Waffer Technology	6235 TT	NT$41.3	2,090,000	2,708,409	1.1%
Taiwan FamilyMart	5903 TT	NT$51.5	1,645,592	2,659,178	1.0%
Chicony Electronics	2385 TT	NT$29.8	2,697,367	2,522,169	1.0%
Yieh United Steel	9957 TT	NT$12.9	3,500,000	1,419,987	0.5%
Rights issue					**-**
Taiwan Green Point		NT$22.0	2,155,749	122,770	-
Singapore					**1.1%**
Bio-Treat Technology	BIOT SP	SG$0.8	6,389,000	2,980,482	1.1%
B shares					**1.9%**
China International Marine	200039 CH	HK$7.9	4,754,190	4,842,760	1.9%
New York					**2.9%**
China Techfaith Wireless	CNFT US	US$18.7	197,700	3,693,036	1.5%
The9	NCTY US	US$22.8	146,571	3,347,682	1.3%
Chindex International	CHDX US	US$4.7	69,987	330,339	0.1%
A' share access product					**2.9%**
Shenergy Access Product		US$1.0	4,500,000	4,315,500	1.7%
Shanghai Airlines Access Product		US$0.4	7,350,000	3,101,700	1.2%
Direct					**7.0%**
CDW Holdings Ltd			60,000,000	11,796,484	4.5%
Captive Finance			2,000,000	3,045,000	1.2%
Global e Business			40,000	3,043,727	1.2%
teco Optronics			1,861,710	150,000	0.1%
Other assets & liabilities					**2.6%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Companies Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com